1. Name and Address of Reporting Person
   Hill, Calvin
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   02/2003
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/06/2002            A         871         A   $17.8000                  D
                                                                                <F1>
Common Stock                    05/09/2002            A         1000        A   $16.9888                  D
                                                                                <F1>
Common Stock                    08/07/2002            A         1027        A   $12.6562   16363          D
                                                                                <F1>
Common Stock                                                                               135            I           By wife

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $18.16   06/10/2         A         30000       06/10/2005 06/10/2012 Common  30000    $0.0000    30000   D
Option               002                                   <F2>                  Stock
(Right to
Buy)
Stock       $20.34                                                    11/02/2008 Common                      6000    D
Option                                                                           Stock
(Right to
Buy)
Stock       $21.41                                                    06/10/2009 Common                      30000   D
Option                                                                           Stock
(Right to
Buy)
Stock       $30.56                                                    06/04/2007 Common                      10000   D
Option                                                                           Stock
(Right to
Buy)
Stock       $34.72                                                    11/03/2007 Common                      5000    D
Option                                                                           Stock
(Right to
Buy)

Explanation of Responses:

<F1>
As a Non-Employee Director, I have elected to defer the receipt of a portion of my director fees under the Toys "R" Us, Inc. Stock Unit Plan for Non-Employee Directors. The Company has agreed to credit the value of such fees to a stock account maintained by the Company in the form of Stock Units and use the funds to purchase shares of the Company's Common Stock to be set aside for my eventual benefit. The Stock Units generally have a one year vesting period and will be settled by delivery of the Common Stock upon the earlier of my retirement, my resignation, my death or the date to which I have elected to defer receipt thereof. The shares of Common Stock underlying my Stock Units were acquired on the open market at the price noted.
<F2>
Grant of option to purchase shares of the Company's Common Stock under the Toys "R" Us, Inc. Non-Employee Directors' Stock Option Plan. Subject to certain conditions, one-third of the total number of shares covered by the option becomes exercisable on a cumulative basis on each of the third, fourth and fifth anniversaries of the date of the grant.

SIGNATURE OF REPORTING PERSON
/s/ Calvin Hill

DATE
03/14/2003